                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 1999


                     Sapiens International Corporation N.V.
                 (translation of registrant's name into English)


                              c/o Landhuis Joonchi
                           Kaya Richard J. Beaujon z/n
                                  P.O. Box 837
                                   Willemstad
                          Curacao, Netherlands Antilles
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                            Form 20-F X Form 40-F ___


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]


                                  Yes ___ No X


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                      Sapiens International Corporation N.V.
                                                  (Registrant)




Date: April 30, 1999                             By: /s/ Steve Kronengold
                                                 -----------------------------
                                                     Steve Kronengold
                                                     General Counsel


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[LOGO]
       FOR ADDITIONAL INFORMATION
       Lauri Hanover                      John W. Heilshorn, Jr./Jody Burfening
       Chief Financial Officer            Lippert/Heilshorn &
       Sapiens International              Associates Inc.
       Tel:  +1-877-554-2426              Tel: +1-212- 838-3777
             +972-8-938-2701
       E-mail: lauri.h@sapiens.com        E-mail: jody@lhai.com
               -------------------                -------------


                    GROUPE ANDRE CHOOSES SAPIENS TO IMPLEMENT
                             EURO TRANSITION PROJECT


Research Triangle Park, NC--April 5, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that Groupe Andre, the premier French shoe and apparel retail group, has chosen Sapiens to manage the changeover of Groupe Andre's IT host systems to the single European currency. The comprehensive project is scheduled for completion by September 30, 2001.

The Sapiens team will work with Groupe Andre on all business as well as technical aspects of the euro transition challenge, including the identification of Groupe Andre's business needs, the delineation of the scope of the project and the planning, coordination and implementation of all functional and technical aspects of the project.

The various phases of the project include the mapping of Groupe Andre 's system components into a configuration repository, followed by the impact analysis and currency migration of the system components. Sapiens will employ its EuroMigration(TM) solution, including the Euro-Virtual-Machine(TM) and Euro Configuration Repository(TM) (ECR) technologies. Sapiens will manage the project at the various customer sites with the assistance of its international support facilities.

In addition to the euro transition project, Sapiens and Groupe Andre have begun exploring the possibilities to leverage Sapiens's technologies for other pressing IT needs, such as the global move to e-business. Sapiens will present its full e-business capabilities, including Sapiens eMerge(TM), an end-to-end e-business solution that ensures fast time-to-market.

Commenting on the project, Mr. Laurent Barbet, IT Manager of Groupe Andre, said:
"Sapiens has demonstrated superior euro project capabilities, both in terms of its ability to define the business scope and parameters of the project and its project management and implementation expertise. We are interested in building a long-term vendor relationship with Sapiens and in exploring Sapiens' e-business offerings."

Mr. Saadia Essoudry, Vice President, Sapiens France, added: "We are delighted to work with Groupe Andre on this end-to-end cross-platform project, which again substantiates our position in the euro conversion marketplace as the leading provider of comprehensive solutions. We strongly expect to expand our relationship with Groupe Andre into other IT areas, such as the rapidly growing marketplace for e-business solutions."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.


                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

           FOR ADDITIONAL INFORMATION
           Lauri Hanover                   John W. Heilshorn, Jr./Jody Burfening
           Chief Financial Officer         Lippert/Heilshorn &
           Sapiens International           Associates Inc.
           Tel:  +1-877-554-2426           Tel: +1-212-838-3777
                 +972-8-938-2701
           E-mail: lauri.h@sapiens.com     E-mail: jody@lhai.com
                   -------------------             -------------

            SAPIENS' eZoneXchange.com SECURES $15 MILLION IN PRIVATE
                                   PLACEMENT

 First Israel Mezzanine Investors Ltd. ("FIMI") and Israel Discount Bank ("IDB")
       Invest $15 Million in eZoneXchange.com Inc. ("eZoneXchange.com").

Rehovot, Israel --April 17, 2000-- Sapiens International Corporation N.V. today announced that FIMI and IDB will invest $15 million in return for a minority interest in the common stock of eZoneXchange.com, Sapiens' subsidiary dedicated to the supply of services to market-makers of B2B e-Marketplaces. As previously announced, eZoneXchange.com will provide these market-makers with the ability to integrate their marketplaces with the IT systems of their customers and suppliers. eZoneXchange.com will also offer end-to-end shipment management solutions for B2B e-Marketplace transactions.

According to the terms of the private placement, FIMI and IDB may require Sapiens to re-purchase their shares in eZoneXchange.com during the fifth year following the date of the transaction for 50% in cash and 50% in shares of Sapiens common stock amounting to $15 million plus 5% interest per annum. Other features of the transaction include a warrant for the investors to purchase an additional 2.25% of the common stock of eZoneXchange.com at the same private placement share price, and an option on the part of Sapiens to repurchase the investors' shares of eZoneXchange.com at specified prices.

The proceeds of the investment will be used as working capital to establish a marketing infrastructure and further develop integrated solution offerings for market-makers of these rapidly emerging B2B e-Marketplaces.

Commenting on the investment, Mr. Ishai Davidi, CEO of FIMI, said: "We are happy to team up with Sapiens in this exciting, new initiative. We believe in the vision and strategy of the Sapiens-led management team and look forward to realizing the full potential of eZoneXchange.com."

Mr. Dani Falk, CEO of Sapiens, added: "We are delighted to team up with investors of the stature of FIMI and IDB. This investment fits neatly into our long-term strategy of promoting the growth of Sapiens and its affiliates through strategic financial and business partnerships."

Mr. Yuda Doron, CEO of eZoneXchange.com, commented: "We are delighted that FIMI and IDB have made this significant investment in eZoneXchange.com. This investment comes at an opportune time as we are making headway in developing strategic relationships with some of the leading organizations in this rapidly evolving marketplace. This private placement will help maximize the market potential of eZoneXchange.com."

About Sapiens


Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.



About eZoneXchange.com

eZoneXchange.com, a subsidiary of Sapiens International Corporation N.V., provides software solutions to market-makers of B2B e-marketplaces. eZoneXchange.com's mission is to help these e-marketplace makers integrate their IT systems with the IT systems of their customers and suppliers.
eZoneXchange.com also offers end-to-end shipment management solutions for e-marketplace transactions.


                                       ###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.